Exhibit 99.2

Investor Presentation September 2025

Disclaimers and Other Important Information

This presentation (this "Presentation") is being furnished solely to recipients that are "qualified institutional buyers" as defined in Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"), or institutional "accredited investors" (as defined in Rule 506 of Regulation D) (any such recipient, together with its subsidiaries, affiliates, employees and advisers, the "Recipient") by the investment team (the "Investment Team") solely for informational purposes of considering the opportunity to participate in the proposed private placement of securities (the "Transaction") of Brera Holdings PLC ("PubCo" and collectively with the Investment Team, the "Parties"). By reading this Presentation, the Recipient will be deemed to have agreed to the obligations and restrictions set out below.

This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent, or approval in any jurisdiction, in connection with the Transaction, nor shall there be any sale, issuance, or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation, or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities pursuant to the Transaction will be made only pursuant to a definitive subscription agreement and related documentation and will be made in reliance on an exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering. Any other solicitation or offering of securities shall be made only by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. The Parties reserve the right to withdraw or amend for any reason the Transaction and to reject any share purchase agreement for any reason, or for no reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in any jurisdiction where such distribution or use would be contrary to local law or regulation. The Recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the Recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Neither the Parties nor any of their respective subsidiaries, equity holders, affiliates, representatives, partners, members, directors, officers, employees, advisers, or agents (collectively, "Representatives") makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein or any other written, oral or other communications transmitted or otherwise made available to the Recipient in the course of its evaluation of the Transaction, and nothing contained herein shall be relied upon as a promise or representation whether as to the past or future performance. To the fullest extent permitted by law, none of the Parties nor any of their Representatives shall be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its accuracy or sufficiency, its omissions, its errors, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, the information contained herein does not purport to contain all of the information that may be required to evaluate the Transaction. The information contained in this Presentation is provided as of the date hereof and may change, and none of the Parties nor any of their Representatives undertakes any obligation to update such information, including in the event that such information becomes inaccurate or incomplete. The general explanations included in this Presentation cannot address, nor is intended to address, your specific investment objectives, financial situations or financial needs.

Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with the Parties or their respective Representatives, as investment, legal, or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Parties and the Transaction. Recipients of this Presentation should read the definitive documents for the Transaction and make their own evaluation of the Parties and the Transaction and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

You are urged to request any additional information you may consider necessary or desirable in making an informed investment decision. You (and your Representative, if any) are invited, prior to the entry into any definitive documentation with respect to the Transaction, to ask questions of, and receive answers from, the Parties concerning the Transaction and to obtain additional information regarding the Transaction, to the extent the same can be acquired without unreasonable effort or expense, in order to verify the accuracy of the information contained herein.

Confidentiality

This information is being distributed to you on a confidential basis. By receiving this information, you and your affiliates and representatives agree to maintain the confidentiality of the information contained herein. Without the express prior written consent of the PubCo, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of the Parties and the Transaction or (iv) provided to any person except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof.

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Additional Information and Where to Find It

Before making any investment decision, investors, shareholders, and other interested persons of the Parties are urged to read all relevant documents filed or that will be filed with the SEC in connection with Transaction carefully and in their entirety as they become available because they will contain important information about the Transaction. Investors and security holders will be able to obtain free copies of relevant documents filed or that will be filed with the SEC by the PubCo through the website maintained by the SEC at www.sec.gov.

All figures presented as US$, $, or USD are presented as United States Dollars unless stated otherwise.

Industry and Market Data

This Presentation has been prepared by the Parties and their Representatives and includes market data and other statistical information from third-party industry publications and sources as well as from research reports prepared for other purposes. Although the Parties believe these third-party sources are reliable as of their respective dates, none of the Parties nor any of their respective Representatives has independently verified the accuracy or completeness of this information and cannot assure you of the data's accuracy or completeness. Some data are also based on the Parties' good faith estimates, which are derived from both internal sources and the third-party sources. None of the Parties nor any of their Representatives make any representation or warranty with respect to the accuracy of such information. The Parties expressly disclaim any responsibility or liability for any damages or losses in connection with the use of such information herein. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any report or document to be filed or furnished by the following completion of the Transaction with the SEC.

Trademarks and Intellectual Property

Any product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with any Party, or an endorsement or sponsorship by or of any Party. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that any Party or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names.

Forward-Looking Statements

This presentation contains "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. This presentation also includes express and implied forward-looking statements regarding the PubCo's current expectations, estimates, opinions and beliefs that are not historical facts. Such forward-looking statements may be identified by words such as "believes," "expects," "endeavors," "anticipates," "intends," "plans," "estimates," "projects," "should" and "objective" and the negative and variations of such words and similar words. These statements are made on the basis of current knowledge and, by their nature, involve numerous assumptions and uncertainties. Nothing set forth herein should be regarded as a representation, warranty or prediction that we will achieve or are likely to achieve any particular future result. Actual results may differ materially from those indicated in the forward-looking statements because the realization of those results is subject to many uncertainties, including economic conditions, fluctuations in the market price of SOL, the impact on our business of the evolving regulatory environment, as well as other factors. Forward-looking statements contained in this presentation are made as of the date of this presentation, and we undertake no duty to update such information except as required under applicable law. Investors should be aware that projections are subject to many risks and uncertainties and may be materially different from actual results. Each investor must conduct and rely on its own evaluation, including of the associated risks, in making an investment decision.

Additional Information

The PubCo will not be an exchange traded product ("ETP") or an exchange-traded fund ("ETF") registered under the Investment Company Act of 1940, as amended, will not be subject to the same rules and regulations as an ETP or an ETF, and will not operate as an ETP or ETF. In particular, unlike spot Solana ETPs, the PubCo (i) will not seek for its shares to track the value of the underlying Solana it holds before payment of expenses and liabilities, (ii) will not benefit from various exemptions and relief under the Securities Exchange Act of 1934, as amended, including Regulation M, and other securities laws, which enable spot Solana ETPs to continuously align the value of their shares to the price of the underlying Solana they hold through share creation and redemption, (iii) will be a corporation rather than a statutory trust, and will not operate pursuant to a trust agreement that would require it to pursue one or more stated investment objectives, (iv) will be subject to federal income tax at the entity level and the other risk factors applicable to an operating business, such as ours, and (v) will not be required to provide daily transparency as to its Solana holdings or its daily NAV.

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Solmate : The Foundation - aligned SOL Treasury Company Backed by UAE Investors Solana is the fastest - growing blockchain in the world and SOL is its native currency. ▪ More new developers than any other chain, every month ▪ Expected to outgrow the Bitcoin and Ethereum networks over the next three years ▪ Natively yield - generating, unlike BTC, and higher yield than ETH Solmate will benefit from alignment with the Solana Foundation. ▪ Executed LOI to acquire discounted SOL from the Solana Foundation ▪ Pulsar (1) expects to be the Solana Foundation’s key strategic partner in the UAE Solmate’s UAE relationships are expected to drive revenue and supercharge SOL accumulation. ▪ Regional partnerships with the potential to generate non - staking revenue even in down markets ▪ UAE Headquarters, with potential dual listing on regional securities exchange to engage local investors Solmate is an investor - friendly, differentiated bet. ▪ Strong leadership blending crypto knowledge, UAE relationships, and capital markets expertise ▪ Shelf eligible public company with sufficient authorized shares post - PIPE ▪ Straightforward ~1.00x NAV pricing with less dilution for investors ▪ Mission - aligned financial support from UAE investors | 4 1) Pulsar is Solmate’s sponsor.

The Solana Investment Thesis

Solana is the Future of Internet Capital Markets

Leading Blockchain by Total Usage and Revenue

Solana processes more transactions and generates more on-chain revenue than all other blockchains combined[1]

Exceptional Speed[2], Efficiency, and Scalability

Solana delivers fast transaction speeds, operational efficiency, and minimal fees

Growing Institutional Adoption

Widespread global adoption and liquidity are driving adoption by global financial institutions

Bitcoin gives us money.

Solana gives us infrastructure.

While Bitcoin is digital gold, Solana is digital infrastructure: the fastest[2] and most used[1] blockchain in the world for internet capital markets.

1) Blockworks Research as of 8/18/25; transaction usage in H1 2025; chain and app revenue in H1 2025.
2) Chainspects as of 8/18/25, 30-day average transactions per second (TPS).

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Source: Blockworks Research and Artemis Analytics as of September 2, 2025. 1) For the 30 - day period ending on September 2, 2025. 2) Chart shows per month fees Solana had ~10x more transactions than the 2nd chain in the past 30 days (1) 1. Solana generated $271.8m in transaction fees in Q2 (2) 2. Applications built on Solana generated $220.7m revenue in the last 30 days 3. Solana outpaces all the other blockchains in most meaningful metrics today Solana Base Polygon PoS Arbitrum Ethereum Avalanche Optimism Berachain Solana Base Bitcoin Arbitrum Ethereum Hyperliquid Tron BNB | 7 ($ in millions) The Leading Blockchain by Transaction Volume and Revenue

May 22, 2025 February 21, 2025 July 10, 2025 June 22, 2025 May 29, 2024 September 6, 2023 Growing Institutional Adoption | 8

Room to Grow The Solana treasury space is still nascent. Existing Solana treasury companies having a share of market cap ~3x times lower than Bitcoin’s DATs Share of Crypto Asset Held DATs NAV by Asset ETH Treasuries Have Proven the Model for SOL | 9 Source: Blockworks Research as of September 2, 2025. BTC % ETH % SOL % 09/… 08/… 07/… 06/02/25 07/02/25 08/02/25 09/02/25 BTC ETH SOL

The Solmate Investment Thesis

Financial Support from the Solana Foundation (1) Discounted access to SOL lowers acquisition costs compared to other treasuries (1) Pulsar expects to be the Solana Foundation’s key strategic partner in the UAE Potential to generate non - staking revenue regardless of market conditions Planned Performant Solana Validators Local UAE SOL delegation to Solmate validators generates recurring revenue Planned Dual Listing on local stock exchange Broader market access means more investor participation | 8 Our North Star: SOL - per - Share Growth World Class Team Finance veterans and crypto innovators to build a capital markets flywheel Solid Corporate Structure Shelf eligibility to support for ATM offerings, bond sales and convertible equity Built to grow SPS | 11 1) Pursuant to an executed, nonbinding LOI.

Strategic and Financial Alignment Capital Markets and Investor Engagement Exploring a potential dual listing on the UAE public market to boost regional investor participation Planned Regional Expansion and Ecosystem Growth Planned regional partnerships to strengthen Solana’s network presence, drive ecosystem adoption, and cultivate a thriving developer community Complementing and Enabling UAE’s Digital Infrastructure and Fintech Leadership Proximity to regional stakeholders allows Solana to play a key role in delivering blockchain - based solutions aligned with the UAE’s digital transformation agenda + | 12 1) Pursuant to an executed, nonbinding LOI. Board Representation Solana Foundation to appoint two directors to Solmate’s board (1) Financial Backing Access to SOL at a discount to a 15 - day TWAP (1) Strategic Opportunities Planned strategic partnership via Pulsar

Attractive Revenue Model Earns from transaction fees, priority fees, and staking rewards that scale with Solana’s growth Compelling Economics High - margin model with earnings growing as delegated stake and network adoption increase Validator Incentives Competitive yields and compounding rewards drive long - term value creation Price Leverage Validator revenues naturally scale with SOL price appreciation and usage expansion Why This Model Works… …How to Win Revenue & Economics Operations & Strategy Operational Advantage Planned enterprise - grade infrastructure and expert DevOps will ensure maximum uptime and security Growth Strategy Active delegator outreach and ecosystem partnerships drive stake and transaction volume Why This Wins Positioned to capture compounding rewards as Solana adoption accel. across DeFi, NFTs, and AI Future Opportunity Expanding role in governance and cross - chain integrations unlocks additional revenue streams Solana Validator Model | 13

• Solmate aims to become a leading player in the Solana ecosystem • Plan to stake our SOL in our own validator in Abu Dhabi to maximize staking yield • The Middle East currently has a single Solana validator in Israel with limited network penetration (2) • Most Middle Eastern investors stake their SOL in other regions due to lack of local options • Solmate’s planned validator in Abu Dhabi will provide Middle Eastern investors with a local SOL staking opportunity , representing an additional revenue stream • Building a validator will be Solmate’s first step to drive Solana adoption across the Middle East and turn Abu Dhabi into a global hub for the Solana ecosystem , through planned partnerships with the Solana Foundation and Pulsar Planned Solmate Validator Other Validators (1) The First Performant Solana Validator in the Middle East | 14 1) Source: Jito dashboard (https://www.jito.network/stakenet/history/). 2) crypto - jack - sparrow had a 0.02% network penetration in the last 30 days as of September 1, 2025. Source: Rated Explorer (https://explorer.rated.network/v/9NZ18GkTnXZug6eXAzpBsmyCsYfAJ7mL9bgUfSJDSAKr?network=solana&timeWindow=30d).

Marco Santori – Chief Executive Officer A treasury company pioneer, Marco launched the very first altcoin treasury on the Nasdaq. He is currently a partner at Pantera Capital, where he has helped to structure some of the industry’s best - performing treasuries. A trained attorney, Marco was once dubbed the "Dean of Digital Currency Lawyers" by the Editor - in - Chief of American Banker. He was the Chief Legal Officer at Kraken, one of the world's largest digital asset exchanges, for five years. Prior to Kraken, Marco was the President of Blockchain.com, as well as a Partner at Cooley LLP, where he led the firm’s global financial technology team. At Cooley, he invented the SAFT Framework and co - authored the SAFT Project Whitepaper, which became a market standard for crypto capital formation. He was an advisor to the International Monetary Fund and an IMF delegate speaker on financial technology in Asia, Europe and the Middle East. Led by a World Class Treasury Company Innovator | 10

Dr. Arthur Laffer – Board Member Best known for developing the Laffer Curve (a financial model illustrating the relationship between tax rates and government revenue), Dr. Arthur B. Laffer is a household name in economics. With a Ph.D. from Stanford University, and a professorship at USC School of Business, he has advised U.S. Presidents, shaping supply - side economic policies that drove American growth for decades. Dr. Laffer is a frequent speaker and author, often published in the Wall Street Journal, Bloomberg and a regular guest on Fox Business News. He was recently awarded the Presidential Medal of Freedom for “contributions to economic policy that have helped spur prosperity for our nation” A World Class Economist and Spokesman on the Board | 10 | 16

Viktor Fischer – Board Member Viktor Fischer is the CEO of RockawayX , a top - tier operator of staking infrastructure, renowned for its custom - built, high - performance, bare - metal validators on major proof - of - stake networks like Solana. Viktor’s strategic vision drives RockawayX’s validators to achieve exceptional speed and reliability, utilizing custom - built, workload - specific hardware in secure, self - operated data centers with 24/7 monitoring. This setup ensures low latency and high throughput, consistently ranking RockawayX among the top validators on Solana, and delivering unmatched performance for decentralized networks. Prior to founding RockawayX , Viktor was associate partner at McKinsey & Co, focused on M&A and Corporate Finance. Viktor brings his infrastructure expertise to bear on Solmate’s staking plan. Partnered with the Pioneer of Performant SOL Staking | 10 | 13

Member of Pulsar UAE National Board Representation From Solana Foundation, Pulsar, and UAE Investors Viktor Fischer Marco Santori Member of the Solana Foundation Member of the Solana Foundation Founder and CEO of CEO of Arthur Laffer Presidential Medal of Freedom - Winning Economist. Inventor of the Laffer Curve | 18 Board slate under development.

Offering Summary Term Sheet – Equity PIPE

Issuer / Ticker	Brera Holdings PLC (NASDAQ: BREA)
Execution	Private Investment in Public Equity (PIPE)
Pricing Date	September 17, 2025
Securities Offered	Common Equity + Warrants
PIPE Price	$4.50
Deal Size	$300 million
Pro Forma Ownership	~89% PIPE Investors, ~5% Sponsor[(1)], ~4% Existing Shareholders, ~1% PubCo Advisor[(2)]
Implied PIPE mNAV	~1.00x mNAV[(1)(3)]
Warrant Coverage	▪ 100% warrant coverage ▪ 50% warrant strike price premium
Use of Proceeds	Fund the acquisition of SOL and the establishment of the PubCo's SOL treasury operations and strategic initiatives, working capital for the SOL treasury operations and the PubCo's legacy business, and general corporate purposes. US$7.0 million of the net proceeds will be used in connection with the PubCo's redemption of its Class A Ordinary Shares
Registration Rights	Filing of resale registration statement within 30 days of issue date covering registration of PIPE shares, warrants, and shares underlying all warrants
Lock-Up	None

Note: Assumes exercise of 50% of warrants with a strike price equal to the PIPE price and with a 50% strike price premium. Does not assume exercise of warrants with higher strike prices. Assumptions regarding warrant exercises are for illustrative purposes only. The actual number of warrants exercised, the proceeds from such exercises and any additional promote payable to new management is subject to change.

1) Sponsor promote includes 5.0% penny warrants and 3.0% warrants with a 50% strike price premium. Does not include 5.0% penny warrants vesting 2 years post-close, 3.0% warrants with a 100% strike price premium, and 3.0% warrants with a 150% strike price premium.
2) PubCo advisor to receive warrants for 5.0% of the deal size with a strike price equal to the PIPE price.
3) Includes acquisition of SOL at a discount from the Solana Foundation pursuant to executed, nonbinding LOI. Assumes 249,215 SOL purchased at $170.54 (15% discount of the 15-day TWAP of the CME CF Solana Reference Rate - New York Variant as of September 3, 2025), valued at $209.85 as of September 3, 2025.

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Warrant Terms Summary | 20 Note: The shares, including those underlying the warrants, are subject to registration. The timing of registration of the sha res and warrants may vary. The warrant terms summarized on this slide do not purport to be complete and are qualified in their entirety by the terms and conditions set forth in the form of warrant. Brera Holdings PLC (NASDAQ: BREA) Issuer / Ticker Closing date of PIPE Issue Date 100% of common equity Size Warrants to purchase Class B Ordinary Shares Securities Offered $6.75 (50% warrant strike premium) Strike Price One warrant per Class B Ordinary Share purchased Warrant Coverage 36 months from the Issue Date Expiration Date Fund the acquisition of SOL and the establishment of the PubCo’s SOL treasury operations and strategic initiatives, working capital for the SOL treasury operations and the PubCo’s legacy business, and general corporate purposes. US$7.0 million of the net proceeds will be used in connection with the PubCo's redemption of its Class A Ordinary Shares Use of Proceeds Filing of resale registration statement within 30 days of Issue Date covering registration of warrants, as well as shares iss uab le upon exercise of such warrants, on same terms as Class B Ordinary Shares purchased Registration Rights

Risk Factors

This presentation contains certain statements and risk disclosures relating to the proposed Transaction, including the acquisition and management of Solana and the associated proposed offering of securities by PubCo. The Transaction is subject to numerous risks, uncertainties, and contingencies that may materially affect the value of any investment. Prospective investors should carefully consider the following risk factors, in addition to consulting with their own legal, tax, and investment advisors, before making any investment decision. Risks associated with the Transaction include but are not limited to the following:

Risks Related to the Regulatory and Legal Landscape for Digital Assets

- The regulatory landscape for digital assets, including Solana, is rapidly evolving and highly uncertain.
- Changes in U.S. or international laws, regulations, or regulatory interpretations could adversely impact the classification, transferability, or value of Solana.
- There is a risk that Solana could be deemed an unregistered security or otherwise subject to regulatory enforcement, which may result in trading restrictions, forced delisting, or additional compliance obligations.
- The SEC has been active in asserting its jurisdiction over digital assets. Specifically, the SEC and its staff have taken the position that certain digital assets fall within the definition of a security under the U.S. federal securities laws. In particular, the regulatory treatment of Solana is such that it has drawn significant attention from legislative and regulatory bodies, including the SEC, which has previously stated it deemed Solana a security. Application of securities laws to the specific facts and circumstances of digital assets is complex and subject to change.
- Any adverse regulatory developments affecting Solana or the broader digital asset market could materially impair the value, liquidity, or business model of PubCo. PubCo's ability to operate as a publicly traded entity focused on Solana may be impacted by future regulatory actions or policy shifts.
- Solana and certain affiliated persons may be subject to regulatory investigations, enforcement actions and penalties across jurisdictions, including the United States and internationally. These matters may involve, among other things, market manipulation, violations of anti-money laundering requirements, unregistered securities offerings, the failure to maintain adequate compliance programs and the unauthorized operation of trading platforms.

Risks Related to the Market and Volatility

- Solana is a highly volatile digital asset, and its price is subject to significant fluctuations due to market dynamics, speculative activity, macroeconomic factors, and external events beyond the PubCo's control.
- The digital asset trading platforms through which Solana and other cryptocurrency tokens are traded are new and largely unregulated or may not be complying to existing regulations. As a result, trading activity on or reported by these digital asset trading platforms is significantly less regulated than trading in regulated U.S securities and commodities markets and may reflect behavior that would be prohibited in regulated U.S trading venues.
- Furthermore, many digital asset trading platforms lack certain safeguards put in place by more traditional exchanges to enhance the stability of trading on the platform and prevent flash crashes, such as limit-down circuit breakers. As a result, the prices of cryptocurrencies such as Solana on digital asset trading platforms may be subject to larger and/or more frequent and sudden declines than assets traded on more traditional exchanges.
- In addition, over the past several years, some digital asset trading platforms have been closed, been subject to criminal and civil litigation and have entered into bankruptcy proceedings due to fraud and manipulative activity, business failure and/or security breaches.
- Tools to detect and deter fraudulent or manipulative trading activities (such as market manipulation, front-running of trades, and wash-trading) may not be available to or employed by digital asset trading platforms or may not exist at all. As a result, the marketplace may lose confidence in, or may experience problems relating to, these venues.
- Negative perception, a lack of stability in the digital asset trading platform, manipulation of cryptocurrency trading platforms by customers and/or the closure or temporary shutdown of such trading platforms due to fraud, business failures, hackers or malware, or government-mandated regulation may reduce confidence in cryptocurrency generally and result in greater volatility in the market price of Solana and other cryptocurrency and the PubCo's securities.
- There is a risk of substantial or total loss of investment, and actual results may differ materially from any projections or models presented in this presentation.
- Any decrease in the fair value of Solana could have a material adverse effect on the market price of PubCo's securities.

Risks Related to Technology, Custody, and Operations

- The proposed digital asset treasury model depends on the ongoing security, reliability, and functionality of the Solana ecosystem.
- Risks include technological failures, cyberattacks, smart contract vulnerabilities, and disruptions to the operation of Solana.
- The PubCo may face custodial risks associated with holding and managing Solana assets, including the risk of loss due to hacking, theft, or operational failures of third-party custodians or service providers.
- Changes to the Solana protocol, governance, or validator structure—over which the Parties will have little, if any, control—could negatively impact PubCo's holdings and operations.

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Risk Factors (Cont'd)

Risks Related to Counterparties and Execution

- The PubCo's planned strategic initiatives, which include a potential UAE stablecoin, real estate tokenization, and ADX dual listing, may not be implemented by the PubCo successfully, in a timely manner or at all.
- The PubCo's planned strategic and financial support from the Solana Foundation is pursuant to a non-binding LOI. Such contemplated agreement with the Solana Foundation may never be executed and even if it is executed, it may not be implemented by the PubCo successfully or at all.
- Pulsar's planned strategic partnership in the UAE with the Solana Foundation reflects Pulsar's expectations, does not constitute a binding agreement and has not been documented in writing. Such strategic partnership may never be executed and even if it is executed, it may not be implemented by Pulsar successfully, in the manner described in this presentation, or at all.
- The Parties' ability to execute their treasury and yield-generation strategies depends on the availability and reliability of counterparties, exchanges, and service providers.
- There is a risk of counterparty default, operational failures, or disruptions that could negatively impact PubCo's ability to stake, trade, or liquidate Solana, or to generate yield through Solana solutions.
- PubCo's custodial relationships and technical infrastructure may not perform as expected.
- PubCo has not previously undertaken a digital asset strategy, and such strategy represents a novel approach for a publicly traded company. There is no assurance that PubCo will be able to execute this new strategy.
- PubCo will be subject to risks related to its Solana and other digital asset protocols, which may materially and adversely affect its new digital assets strategy.

Risks Related to Liquidity and Capital

- Historically, the crypto markets have been characterized by: significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets; relative anonymity; a developing regulatory landscape; potential susceptibility to market abuse and manipulation; compliance and internal control failures at exchanges; and various other risks inherent in its entirely electronic, virtual form and decentralized network.
- The liquidity of Solana and ability to convert Solana into fiat or other digital assets may be limited, particularly during periods of market stress or regulatory intervention.
- PubCo's future liquidity, working capital, and capital requirements may be adversely affected by market conditions, regulatory developments, or performance of the Solana ecosystem. PubCo's ability to raise additional capital through future offerings or other means is not guaranteed.

Risks Related to the Solana Ecosystem

- Any adverse developments affecting Solana—including legal, regulatory, operational, or reputational issues—could materially impact the value or liquidity of Solana holdings.
- Solana's validator structure and primary ecosystem benefits are subject to centralization concerns, with a limited number of participants exerting significant control over network operations.
- The health and growth of the Solana ecosystem are critical to the PubCo's business model and financial performance.

Risks Related to the PIPE Offering

- The proposed offering of securities involves additional risks, including dilution of existing shareholders, and the potential for volatility in PubCo's publicly traded securities.
- The terms of the securities may not be favorable to all investors and are subject to change prior to closing.
- There can be no assurance that the capital raise will be completed on the anticipated terms or timeline, or at all.

Risks Related to Implementation of a New Investment Strategy and New Investment Team

- The investment strategy of PubCo is still being developed, and currently there is no history of the strategy as executed by PubCo. In addition, PubCo does not currently have an investment team, third-party investment advisor, or established infrastructure to implement the investment strategy if it had been developed.
- While PubCo may hire an investment team or third-party investment advisor that implements an investment strategy, there can be no assurance that such team or advisor will have the capability or experience necessary to manage PubCo's assets.
- If PubCo cannot hire such a team or such team does not have the requisite expertise, PubCo's ability to implement its treasury investment objective may be materially and adversely affected and the equity of PubCo may not perform well.

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Risk Factors (Cont'd)

Risks Related to Absence of Infrastructure and Internal Controls

- PubCo currently lacks infrastructure to conduct trading of digital assets, including counterparty relationships, compliance frameworks, risk management policies, accounting procedures, and AML/KYC systems. Building that infrastructure can be difficult and complex and requires expertise.
- Without such infrastructure, even a highly skilled investment team or advisor may be unable to execute PubCo's strategy effectively.
- The absence of internal infrastructure may expose PubCo to regulatory scrutiny, operational failures, and financial losses, and may lead to the inability to execute trades related to the investment strategy. Any of these issues may have a material adverse impact on the equity of PubCo.

Risks Related to a New Investment Thesis and Potential Use of Leverage

- As PubCo's investment thesis has not yet been fully developed, the thesis when developed may include the use of leverage through lending, derivatives, short-selling and other financial products.
- If leverage is employed without appropriate risk management, the performance of PubCo's treasury portfolio could be highly volatile, and returns could be both negatively correlated with the price of SOL (or other assets in the portfolio).
- Such outcomes may materially and adversely impact PubCo's financial condition and the value of its securities.

Risks Related to Complexity of Digital Asset Management

- Management of digital asset portfolios, including staking, validator economics, derivatives, and other digital asset instruments, presents novel and complex challenges.
- These activities require specialized expertise, risk controls, and infrastructure that PubCo does not currently possess.
- Mistakes or mismanagement in staking, validator selection, derivative trading, or related activities could result in financial losses, regulatory exposure, and reputational harm.
- PubCo's ability to manage such complexity is currently unknown given the lack of infrastructure and team. The failure to manage novel and complex could materially and adversely affect the performance of its treasury portfolio and PubCo's equity.

Risks Related to Foreign Issuer Status

- PubCo is a foreign private issuer, which may present certain additional risks that would not be present for a company incorporated in the United States.
- U.S. holders of PubCo's securities may suffer adverse tax consequences if PubCo is characterized as a passive foreign investment company.

Other Risks

- The PubCo has identified material weaknesses in its internal controls over financial reporting for the fiscal years ended December 31, 2023 and 2024. These material weaknesses pertain to ineffective review and approval procedures over journal entries and financial statement preparation, improper maintenance of accounting records and supporting documents, improper cutoff and closing of accounting records, lack of oversight of all related parties' transactions, misanalysis of a business acquisition date, improper recording, classifying, and disaggregating certain accounting figures, lack of controls over purchases and equity, and inability to prove existence and valuation of certain fixed assets, among other items. Management of the PubCo concluded that, as of December 31, 2024, all but three material weaknesses have been remediated.

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